

Annual Report
2020

Annual Report 2020

Throughout this document, mentions of Transparent Path refer to Transparent Path spc, a Social Purpose Corporation formed on April 13rd, 2020 in Washington (the "Company"). The Company's physical address is 1700 Westlake Avenue North, Suite 200, Seattle, WA 98109.

You may contact the Company by emailing showme@xparent.io. This annual report is posted on the Company's website, www.xparent.io. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Transparent Path spc ("Transparent Path" or "Company") is a corporation formed on July 27th, 2018, in Washington. The Company's physical address is 1700 Westlake Avenue North, Suite 200, Seattle, WA 98109. The Company's web site may be accessed at www.xparent.io.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Lauren Adler

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path

Dates	Position	Responsibilities
05/01/2020 - Present	Director of Product	Product design, management, pricing, marketing

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2017 - 01/01/2020	Chocolopolis Consulting	Principal

Sunil Koduri

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Chief Technology Officer	Technology research, specification, management; partner coordination

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2020 - 04/13/2020	Transparent Path LLC	Chief Technology Officer
01/01/2012 - 01/01/2020	Zsolutionz LLC	Owner & CTO

Mark Kurtz

Board positions with Transparent Path spc

Dates	Position	Principal Occupation

N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Advisor	Counsel on startup operations and funding

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
07/27/2018 - 03/31/2019	Transparent Path LLC	President
01/01/2009 - 06/30/2018	Gage Marketing	Partner
04/01/2019 - Present	Microsoft	Senior Partner Development Manager

Eric Weaver

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
07/27/2018	Director	Board Member

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020	CEO	Operations, marketing & business development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
07/27/2018 - 04/13/2020	Transparent Path LLC	CEO - Operations, marketing & business development
01/01/2016 - 01/01/2018	Xerox Corporation	VP Xerox Customer Experience Practice

Mark Kammerer

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
06/01/2019	Director	Board Member

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/01/2020 - Present	Chief Commercial Officer	Operations & business development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
06/01/2019 - 04/01/2020	Transparent Path LLC	Chief Strategy Officer
01/01/2016 - Present	Kammerer Group	President

Maria Emmer-Aanes

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Advisory Board Member	Counsel on retail and grocery sectors

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
09/01/2018 - 04/13/2020	Transparent Path LLC	Advisory Board Member
01/01/2018 - 04/01/2020	Numi Tea Inc.	VP Marketing & Sales
01/01/2013 - 01/01/2018	Litehouse Inc.	VP Marketing & Communications

Terry Wakefield

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
10/1/2020-present	Advisory Board Member	Counsel on food manufacturing, processing and supply chain

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2013 - Present	Catalyst4Change	Principal
07/01/2019 - 02/01/2021	Sentia Wellness	VP Manufacturing

Paula Wood

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Director of Experience	User experience design, user research, user interface design, sustainability thought leadership

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
12/01/2018 - 04/13/2020	Transparent Path LLC	Director of Experience

03/01/2019 - 07/01/2020	GSD Partners LLC	Co-Owner
11/01/2016 - 04/01/2018	Amazon	Senior User Experience Designer

Gregory Lind

Board positions with Transparent Path spc

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Transparent Path spc

Dates	Position	Responsibilities
04/13/2020 - Present	Director of Platform	Design and build of the software platform

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
02/01/2020 - 04/13/2020	Transparent Path LLC	Director of Platform
08/01/2019 - Present	Buildly.io	CEO
03/01/2017 - 02/01/2020	Humanitec	CTO

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Eric Weaver owns 6,210,000 shares of Common Stock, representing a voting power of 30.30%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Transparent Path spc is a technology company focused on supply chain visibility for the food industry. Our mission is to reduce food waste and risk by creating a more agile, efficient, and certain supply chain. Powered by IoT sensors, blockchain security, and artificial intelligence, Transparent Path's secure, scalable platform should provide food manufacturers, processors, logistics partners and retailers with the ability to see and act upon supply chain issues in real-time. As a result, Transparent Path's customers should know immediately when something goes wrong, can act to prevent risk, and can anticipate supply chain issues before they occur. Headquartered in the US, Transparent Path was founded by Eric Weaver, a 30-year enterprise transformation specialist. Prior to founding Transparent Path, Weaver launched the Xerox Customer Experience Practice, where he managed a $550M services book of business.

5. How many employees does the Company currently have? (§ 227.201(e))

Transparent Path currently has 0 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

2. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

3. Risk from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and

restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

4. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

5. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

6. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

7. Our business is highly dependent upon emerging technologies, including continuously connected environmental sensors, Internet of Things (IoT) devices, and cloud services. Our technology roadmap also anticipates the inclusion of edge computing and artificial intelligence technologies. Further, while we have never imagined a token as part of our offer, we may someday choose to integrate distributed ledger technologies or smart contracts into our platform if they provide a key functionality or opportunity for competitive differentiation. While these technologies give us great advantages and provide for the development of intellectual capital, investors should be aware many of these are early-stage technologies that may be subject to future regulation or issues around market acceptance that could negatively impact our future business.

8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or

service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	25,000,000	18,491,942	Yes	
Preferred Stock	5,000,000	0	Yes	Board of Directors may divide and issue the Preferred Stock class in series and fix and determine relative rights and preferences of the shares of any series to be established, and amend the rights and preferences of the shares of any series that has been established but is wholly unissued; no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Those investors that participated in our offering via Netcapital have given their voting rights to a third party record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a third party record owner will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At the issuer's discretion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Transparent Path spc, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Transparent Path spc and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Eric Weaver	$16,144	1.0%	Payable On Demand
Mark Kurtz	$4,609	1.0%	Payable On Demand
Mark Kammerer	$45,406	1.0%	Payable On Demand
Sunil Koduri	$5,000	1.0%	Payable On Demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
02/2021	Common Stock	$122,985	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	Finish development of our MVP product and conduct pilot programs for new customers.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Eric Weaver	CEO	Loan	$16,144
Mark Kurtz	Advisor/Former President	Loan	$4,609

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Transparent Path, LLC is a predecessor company that converted to Transparent Path spc in April of 2020. The company is authorized to issue 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

During the fiscal year ended on December 31, 2019, we were able to generate $3,906 in revenue. During the same year our operating expenses amounted to $17,026 which resulted in a $13,176 net loss. During the fiscal year ended on December 31, 2020, we did not generate any revenues however our operating expenses amounted to $13,959 which resulted in a $13,748 net loss. Legal and Professional fees accounted for approximately 25% and 60% of all operating costs.

During the fiscal year ended on December 31, 2020, we were able to issue 155,357 shares of Common Stock via Reg CF and raise $38,824. Subsequent to December 31, 2020, we raised an additional $84,161 via Reg CF. During the same year we received approximately $50,000 via related party loans. We currently have $74,176 in related party loans outstanding.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Transparent Path spc has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Transparent Path spc will file a report electronically with the SEC annually and post the report on its web site www.xparent.io no later than 120 days after the end of each fiscal year covered by the report.

I, Eric Weaver, certify that:

(1) the financial statements of Transparent Path spc included in this Form are true and complete in all material respects; and

(2) the tax return information of Transparent Path spc included in this Form reflects accurately the information reported on the tax return for Transparent Path spc filed for the fiscal year ended Dec 31st, 2020.



Eric Weaver
CEO

24th, Aug 2021

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Transparent Path SPC
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	$ -	$ 3,906
Expenses:		
Advertising & Promotion	-	423
Bank Charges & Fees	82	175
Miscellaneous	20	-
Dues and Subscriptions	2,735	-
Meals and Entertainment	39	499
Contract Labor	283	-
Legal and Professional	8,899	5,313
Marketing & Promotion	-	3,547
IT Hardware and Software	384	945
Telephone	435	-
Website	219	2
Office Supplies & Equipment	159	37
Shipping	-	23
Travel	-	4,435
Rent & Utilities	705	1,385
Publications	-	-
Interest Expense	-	241
Operating Expenses	(13,959)	(17,026)
Other Income	211	-
Other expense	-	(55)
Total income and (expense)	211	(55)
Total expense	(13,748)	(17,081)
Net loss	$ (13,748)	(13,176)

Transparent Path SPC
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash and cash equivalents	$ 53,751	$ 1,214
Total current assets	53,751	1,214
Furniture and Equipment	3,307	-
Software Development	15,210	-
Total fixed assets	18,517	-
Total assets	$ 72,268	$ 1,214
LIABILITIES AND MEMBERS' EQUITY		
Credit Card at Assoicated Bank	$ 3,017	$ 6,530
Other Liabilites	-	2,500
Total current liabilities	3,017	9,030
Loan Kurtz	4,609	4,609
Loan Weaver	16,144	16,144
Loan Koduri	5,000	-
Loan Kammerer	45,406	-
Total long-term liabilities	71,159	20,753
Total liabilities	74,176	29,783
Commitments and contingencies	-	-
Total Members' Deficit	-	(28,569)
Common stock, $0.0001 par value; 25,000,000 shares authorized, 15,855,357 issued and outstanding	1,586	-
Preferred stock, $0.0001 par value; 5,000,000 shares authorized, 0 issued and outstanding	-	-
Paid in capital	38,824	-
Accumulated deficit	(42,317)	-
Total members' deficit	(1,908)	-
Total liabilities and members' equity	$ 72,268	$ 1,214

Transparent Path SPC
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (13,748)	$ (13,176)
Change in operating assetsand liabilities:		
Credit Card at Associated Bank	(3,513)	1,779
Other current liabilites	(2,500)	2,500
Net cash used in operating activities	(19,761)	(8,897)
Cash flows from investing activities		
Furniture	(3,307)	-
Software	(15,210)	-
Net cash used in investing activities	(18,517)	-
Cash flows from financing activities:		
Proceeds from Loan Kurtz	-	286
Proceeds from Loan Koduri	5,000	-
Proceeds from Loan Kammerer	45,406	-
Proceeds from Reg CF Offering	38,824	-
Proceeds from issuance of Common Stock	1,586	-
Net cash provided by financing activities	90,815	286
Net cash increase for period	52,537	(8,610)
Cash at beginning of period	1,214	9,824
Cash at end of year	$ 53,751	$ 1,214

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -

Transparent Path SPC
Statements of Changes in Shareholders' Deficit
For the period from December 31, 2018 until December 31, 2020
(Unaudited)

	Transparent Path LLC									Transparent Path SPC								
	Members' Deficit		Common Stock			Preferred Stock				Paid in capital		Accumulated Deficit		Total Shareholders' Deficit	
			Shares		Amount		Shares		Amount						
Balance, December 31, 2018	$	(15,393)													
Net loss	$	(13,176)													
Balance, December 31, 2019		(28,569)	-	$	-		-	$	-	$	-	$	-	$	-
Conversion to Corporation		28,569	680,000		68						-		(28,569)		(28,501)
Issuance of Common Stock			15,020,000		1,502						-		-		1,502
Issuance of Common Stock via Reg CF			155,357		16						38,824		-		38,839
Net loss													(13,748)		(13,748)
Balance, December 31, 2020			15,855,357	$	1,586		-	$	-	$	38,824	$	(42,317)	$	(1,908)